TRADEPRO SECURITIES, LLC

Annual Financial Statements
Year Ended December 31, 2025

Confidential Treatment Requested

OMB APPROVAL
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SEC FILE NUMBER
8-52282

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TRADEPRO SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

340 CONGRESS PKWY.
(No. and Street)

LAWRENCEVILLE	GA	30044
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STEPHEN CASS	305-446-4800	stephen@tradeprosecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, PC
(Name – if individual, state last, first, and middle name)

300 Tri State International, Ste. 180	Lincolnshire	IL	60069
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Cass _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TradePro Securities, LLC _____, as of 12/31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
MARIA GERLINDA AVANZADO
Notary Public, State of Illinois
Commission No. 1002162
My Commission Expires
January 07, 2029

Notary public

Signature:

Title:
President/CFO/MM

This filing contains (check all applicable boxes):**

- ◼ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ◼ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ◼ (d) Statement of cash flows.
- ◼ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ◼ (g) Notes to consolidated financial statements.
- ◼ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ◼ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ◼ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ◼ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ◼ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ◼ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ◼ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ◼ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TradePro Securities, LLC
Annual Financial Statements Index
Year Ended December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Members of TradePro Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TradePro Securities, LLC as of December 31, 2025, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of TradePro Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TradePro Securities, LLC's management. Our responsibility is to express an opinion on TradePro Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TradePro Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information which includes Schedule I and Schedule II within the financial statements has been subjected to audit procedures performed in conjunction with the audit of TradePro Securities, LLC's financial statements. The supplemental information is the responsibility of TradePro Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information within the

financial statements is fairly stated, in all material respects, in relation to the financial statements as a whole.



MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

We have served as TradePro Securities, LLC's auditor since 2024.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
March 28, 2026

TradePro Securities, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	393,843
Due from clearing brokers		1,622,191
Due from other brokers		179,646
Deposits with clearing brokers		277,015
CRD prepaid		5,790
Total Assets	$	2,478,485

Liabilities and Members' Equity

Liabilities:

Accounts payable and accrued expenses	$	1,612,146
Total Liabilities		1,612,146

Members' equity:

Members' Equity	866,339
Total Members' equity	866,339

Total Liabilities and Members' Equity	$	2,478,485

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

TradePro Securities, LLC
Statement of Operations
Year Ended December 31, 2025

Revenue:

Riskless principal trading	$	4,599,587
Commissions		15,682,990
Fees - Services		(37,856)
Fees - Underwriting		820,098
Interest Income		8,298
Total Revenue		21,073,117

Expenses:

Commission expense	991,092
Salaries and benefits	434,550
Clearing and floor brokerage	12,482,522
Exchange fees	4,114,724
Professional fees	153,827
Occupancy	45,500
Data service	476,344
Outside Services	1,331,892
Regulatory	1,087,056
Communication and technology	6,484
Office expense	15,108
Interest Expense	38
Other	1,858
Total Expenses	21,140,995

Net Loss (67,878)

The accompanying notes are an integral part of these financial statements.

TradePro Securities, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2025

	Common Shares	Common Amount	Additional Paid in Capital	Accumulated Deficit	Members' Equity	Total
Ownership Equity, January 1, 2025	20,474,379	$ 646,000	$ 5,783,171	$ (3,760,950)		$ 2,668,221
Reorganization from Corporation to LLC	(20,474,379)	(646,000)	(5,783,171)	3,760,950	934,217	(1,734,004)
Net Income					(67,878)	(67,878)
Members' Equity, December 31, 2025	-	$ -	$ -	$ -	$ 866,339	$ 866,339

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

5

TradePro Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2025

Cash Flows from Operating Activities:

Net Profit/(Loss)	$	(67,878)
Changes in operating assets and liabilities:		
Increase in Deposits with Clearing Brokers		(2,356)
Decrease from Clearing Brokers		68,747
Increase in Due from Other Brokers		
Increase in Prepaid assets		(5,790)
Decrease in Deferred tax asset		134,000
Decrease in Due From Related Party		1,200,002
Decrease in Accounts payable and accrued expenses		(91,712)
Net cash provided by operating activities		**1,235,013**
Cash Flows from Financing Activities:		
Reorganization Corporation distibution		(2,668,221)
Reorganization LLC member equity		934,217
Net cash used in financing activities		**(1,734,004)**
Cash Flows from Investing Activities:		
		-
Net cash used in investing activities		-
Net Increase in Cash		**(498,991)**
Cash, Beginning of Year		892,834
Cash, End of Year	$	393,843

Supplemental Cash Flow Disclosure:

Cash paid during the year for interest	$	38
Cash paid during the year for income taxes		-0-

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

TradePro Securities, LLC (the "Company"), converted June 30, 2025 from TradePro Securities Inc. a Florida Corporation, that was organized on June 10,1999 as Southern Trust Securities, Inc. and filed a name change in 2022. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC").

The Company is an introducing broker-dealer clearing customer trades on a fully disclosed basis through the clearing firms (the "Clearing Brokers"). Under this basis, the Company forwards all customers' transactions to another broker-dealer who carries the customers' accounts. The Company's operations also consist of providing investment banking services.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Accounting Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers short-term interest-bearing investments with initial maturities of three months or less held at a bank to be Cash Equivalents. Such instruments held in a brokerage account are considered a receivable and are included in Due from Clearing Broker on the Statement of Financial Condition.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of those organizations.

Securities Transactions and Revenue Recognition
Revenues for executing customer securities transactions, including commissions for agency trading, and gains from riskless principal trading and all associated expenses are recorded as earned and incurred, on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. Associated expenses include commissions paid to registered representatives and fees paid the Clearing Broker for certain clearance and settlement services. Commissions paid to registered representatives vary according to the contracted payout percentage and clearing costs generally fluctuate based on revenues generated on trades and on the volume of transactions. Revenues for Investment banking services are recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

2. Summary of Significant Accounting Policies (continued)

Income Taxes
The Company was treated as a corporation for tax purposes through June 2025 and converted to a pass-through LLC for the remainder of the year. The provision for income taxes includes federal income and various state income and franchise taxes currently payable, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes result primarily from net operating loss carryforwards that may be used to offset future regular tax income terminated with the short year filing ending June 2025.

The Company used the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is not reasonably assured that some portion or all of the deferred tax assets will be realized. As of December 31, 2025, management has provided a valuation allowance of $0 for deferred tax asset.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses. The U.S. Federal jurisdiction and the State of Florida are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or state examinations by tax authorities for the current year and three preceding years as of December 31, 2025.

3. Clearing Arrangements

The Company has three clearing agreements with Clearing Brokers to provide execution and clearing services on behalf of its customers on a fully disclosed basis. One arrangement has been in place for several years and is used for existing business. All customer records and accounts are maintained by the clearing brokers. The Company maintains deposits with the Clearing Brokers in the amount of $277,015 which is included in the "Deposits with Clearing Broker" line of the Statement of Financial Condition. A termination fee may apply if the Company were to terminate its relationships with their Clearing Brokers. The Company does not carry the accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customers' transactions, which are not reflected in these financial statements, to its Clearing Brokers, who maintain the customer accounts and clears such transactions. These activities may expose the Company to off balance sheet risk in the event customers do not fulfill their obligations with the Clearing Brokers, as the Company has agreed to indemnify the Clearing Brokers for any resulting losses. The Company continually assesses risk associated with each customer who is on margin credit and records an estimated loss when collection from the customer is unlikely. During the year ended December 31, 2025, losses from such arrangements were not significant.

4. Related Party Transactions

Lease Agreements
During the year ended December 31, 2025, the Company's registered office is the home address of an officer. The Company remitted payment of $2,500 that increased to $3500 per month directly to the landlord for this leased space. During the year ended December 31, 2025, the Company also paid $6,000 under an informal arrangement to an officer for her home as mailing address of the Company. Such leases are month to month. During the year ended December 31, 2025, occupancy expenses totaled $45,500. The Company has no long-term leases, and as such, was not required to recognize a right-of-use asset and a corresponding lease liability under FASB ASC 842, Leases.

Related Parties
Lynx Capital Partners and Sage Trader are entities affiliated through common ownership only. They are non-control affiliates per the definition on SEC form BD.

- Accounts receivable include $6,636 due from Sage Trader.
- Accounts payable include $82,563 due to Sage Trader and $30,765 due to Lynx Capital Partners.
- Outside services includes $1,200,000 paid to Lynx Capital Partners.
- Fix/Port Charges in the amount of $385,966 are paid to Lynx Capital Partners.
- Orderflow rebates in the amount of $458,400 are paid to Sage Trader.

5. Regulatory Requirements

The Company is subject to the provisions of Rule 15c3-1 of the Securities and Exchange Commission (SEC Rule 15c3-1) which requires the Company to maintain minimum net capital of the greater of $100,000 or $107,476 based on AI [a ratio of aggregated indebtedness to net capital not exceeding 15 to 1.]

On December 31, 2025, the Company's net capital balance as defined by Rule 15c3-1 was $569,930, which exceeded the net capital requirement by $462,454. On December 31, 2025, the Company's aggregated indebtedness to net capital ratio as defined by SEC Rule 15c3-1 was 2.8287 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission (SEC Rule 15c3-3) under paragraph (k)(2)(ii) and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Income Taxes

During the short year ended June 30, 2025, the Company incurred a net profit. In assessing the realizability of any existing deferred tax asset, management considers whether it is more likely than not that some portion of the deferred tax asset will not be materialized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management has determined that a valuation allowance of $0 against the deferred tax asset is appropriate in light of the Company's operating profit.

On December 31, 2024, the Company had approximately $530,000 in Federal and State net operating loss carry forwards ("NOLs") available to offset future taxable income. The December 31, 2025, remaining

6. Income Taxes (continued)

balance is $0, after utilizing the current year's taxable income of $32,064. As of June 30, 2025, the unused Nol expired upon conversion to the pass-through LLC entity.

Management has determined that a reserve under ASC 740-10 is not required to be recognized as there are no significant uncertain tax positions.

7. Concentration of Credit Risk

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured financial institution. At times during the year, balances were above the insured limits, however, no losses have been incurred on the accounts.

8. Off Balance Sheet Risk

Pursuant to clearance agreements, the Company introduces all its securities transactions to one of the three clearing brokers on a fully disclosed basis. All the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

In accordance with industry practice and regulatory requirements, the Company, and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from the clearing broker is pursuant to the clearance agreement.

The maximum potential number of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

9. Due from Clearing Broker

The Company's due from clearing broker includes revenues earned from executing customer securities transactions and gains from riskless principal trading. Due from clearing broker at as of December 31, 2025, $1,801,838

10. Segment Disclosure

The Company has identified its CFO/MM as the chief operating decision maker ("CODM"), who used net income and excess net capital in order to make operational decisions while maintaining capital adequacy such as whether to reinvest profits or pay dividends. Our operations constitute a single operating segment because the Company effects transactions in various securities within the United States and the CODM manages the business activities using information of the Company as a whole or [the CODM assesses performance for the segment and decides how to allocate resources based on net income that is reported on the income statement as net income. The measure of segment assets is reported on the balance sheet as total assets]. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (See Note 2) and excess net capital is measured in accordance with SEC Rule 15c3-1.

11. Subsequent Events

The Company has evaluated subsequent events through March 29, 2026, the date the financial statements were available to be issued. There have been no subsequent events that have occurred after December 31, 2025, requiring amounts to be recognized or disclosed in the accompanying financial statements as of December 31, 2025.

12. Contingent Liabilities

The Company may be involved in a number of legal and regulatory proceedings concerning matters arising from the normal conduct of the Company's business activities. Although there can be no assurances as to the ultimate outcome, the Company has generally denied, or believes it has a meritorious defense, and will deny, liability in all significant litigation threatened against the Company, and it intends to defend vigorously each case. Based upon information currently available and advice of counsel the Company believes that the eventual outcome of such matters will not, individually or in the aggregate, have a material adverse effect on the Company's financial position or results of operation.

13. Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense. Management determined that an allowance for credit losses was not necessary at December 31, 2025.

TradePro Securities, LLC
Schedule I
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2025

Members' Equity	866,339
Less: Non-allowable Assets	
Repaid CRD	5,790
Related party receivable	-
Due from other brokers/aged receivable	290,620
	296,409
Tentative Net capital	569,930
Less: Haircuts	-
Net capital	569,930

Minimum net capital required 6 2/3% of aggregate indebtedness	107,476	
Minimum dollar net capital requirement of reporting broker dealer	5,000	
Net capital requirement		107,476

Excess Net capital	462,454
Excess Net capital at 10% of Aggegate Indebtedness	408,715
Computation of Aggregate Indebtedness:	
Accounts payable and accrued expenses	1,612,146
	1,612,146
Ratio of Aggregated Indebtedness to Net Capital	2.8287 to 1

**There are no material differences between the computation of
Net Capital presented above and the Company's unaudited
Form X-17a-5, Part IIA as of December 31, 2025, as filed.**

See independent registered public accounting firm's report regarding
supplementary information.

CONFIDENTIAL

TradePro Securities, LLC
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

The Company is exempt from the determination of Reserve Requirements pursuant to Paragraph (k) (2)(ii) of Rule 15c3-3 and pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17C.F.R. § 240.17a5.

TradePro Securities, LLC
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

The Company is exempt from the determination of Possession or Control Requirements pursuant to Paragraph (k) (2)(ii) of Rule 15c3-3 and pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17C.F.R. § 240.17a5.

See independent Auditor's Report

CONFIDENTIAL

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of TradePro Securities, LLC.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which (1) TradePro Securities, LLC. claimed an exemption from § 240.15c3-3 under the provisions of § 240.15c3-3 (k)(2)(ii) and (2) TradePro Securities, LLC. stated that TradePro Securities, LLC. met the identified exemption provisions throughout the most recent fiscal year, without exception.

TradePro Securities, LLC. also filed its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because TradePro Securities, LLC. limits its business activities exclusively to the sale of private placements on a best-efforts basis and receiving compensation for referring securities transactions to other broker dealers, and TradePro Securities, LLC. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to TradePro Securities, LLC.); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, without exception. TradePro Securities, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about TradePro Securities, LLC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
March 28, 2026



TradePro Securities, LLC Exemption Report

TradePro Securities, Inc. (the "Company") is a registered broker--dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 c. F. R. § 240. 15c3-3 under the following provisions of17 C.F.R. § 24O.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2024, without exception.

(3). The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) engages in the sale of private placements on a best-efforts basis and (2) receiving compensation for referring securities transactions to other broker dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined by Rule 15c3-3) throughout the most recent fiscal year ending December 31, 2025, without exception.

I, Stephen J. Cass, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Financial Officer/MM